Mary Jo Reilly Partner 215-988-1137 Direct 215-988-2757 Fax maryjo.reilly@dbr.com

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Philadelphia, PA

19103-6996

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CALIFORNIA

DELAWARE

ILLINOIS

NEW JERSEY

NEW YORK

PENNSYLVANIA

WASHINGTON D.C.

WISCONSIN

Established 1849

March 2, 2010

Ms. Linda Stirling

Ms. Laura Hatch

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:   Northern Funds (“Registrant”)

Registration Statement on Form N-14

(File No. 333-164480)

Dear Mmes. Stirling and Hatch:

Set forth below are Registrant’s responses to your comments on the above-referenced Registration Statement on Form N-14:

1.     Comment: In the last paragraph on the first page of the Proxy Statement/Prospectus (“Proxy/Prospectus”) before the Table of Contents, indicate that the Boards of the Northern Funds and the Northern Multi-Manager Funds are separate Boards.

Response: The requested change has been made.

2.     Comment: In the fifth full paragraph on page 2 of the Proxy/Prospectus, add disclosure that any gains on the sale of the Mid Cap Growth Fund’s portfolio securities prior to or after the reorganization will be distributed to shareholders and may be taxable.

Response: The requested change has been made.

3.     Comment: In the first paragraph on page 5 of the Proxy/Prospectus, there is a statement that the Funds have nearly identical investment objectives and strategies. Explain any differences.

Response: The disclosure has been revised as requested.

4.     Comment: In the third paragraph on page 5 of the Proxy/Prospectus, there is a statement that the Funds’ fundamental investment restrictions are identical but the language is confusing. Please confirm that such restrictions are identical.

March 2, 2010

Response: The Registrant confirms that the Funds’ fundamental investment restrictions are identical and has revised the disclosure to make this fact clearer.

5.     Comment: With respect to the table under “Comparative Fees and Expenses” on pages 5-7 of the Proxy/Prospectus, (a) make clear that the section of the table on Shareholder Fees applies to each Fund and to the Pro Forma Combined Fund; (b) combine the sections on Shareholder Fees and Annual Fund Operating Expenses into one table with one set of footnotes; and (c) move the table on page 7 on Total Annual Net Operating Expenses to footnote 4 (formerly footnote 3).

Response: All changes requested in (a), (b) and (c) above have been made.

6.     Comment: In the last paragraph on page 7 of the Proxy/Prospectus, there is a statement that the procedures to price, purchase, redeem and exchange shares of the Funds are identical. Provide a brief summary of these procedures.

Response: The Registrant respectfully declines the comment. Registrant does not believe it is necessary to summarize these procedures for shareholders given that there are no differences and that shareholders are being provided with a prospectus for the Multi-Manager Mid Cap Fund which contains full disclosure of such procedures.

7.     Comment: In the second paragraph on page 11 of the Proxy/Prospectus, indicate whether consummation of the reorganization will cause the Multi-Manager Mid Cap Fund to reach its first advisory fee breakpoint.

Response: The requested change has been made.

8.     Comment: With respect to the disclosure on pages 19-20 of the Proxy/Prospectus on the Mid Cap Growth Fund Board’s consideration of the reorganization:

(a) There is disclosure that the Board considered the better performance and added value of the Multi-Manager Mid Cap Fund and determined that these factors justified the increase in the advisory fee. Did the Board consider that combining the Funds could result in lower advisory fees, i.e. by reaching a breakpoint?

(b) Did the Board consider the tax consequences to shareholders of the Mid Cap Growth Fund of the sale of the Fund’s portfolio securities and the limited use of capital loss carryforwards?

Response: (a) Registrant notes that the second bullet point on page 19 of the Proxy/Prospectus discusses the Board’s consideration of possible economies of scale by combining the funds.

March 2, 2010

(b) The Board considered the tax consequences to shareholders of the Mid Cap Growth Fund of the sale of the Fund’s portfolio securities, which the investment adviser had determined would be minimal. The Board also considered information with respect to the Mid Cap Growth Fund’s existing capital loss carryforwards, the expiration dates of those carryforwards and that the Multi-Manager Mid Cap Fund may not be able to use all of these loss carryforwards in future years. Appropriate disclosure has been added to the Proxy/Prospectus concerning these matters.

9.       Comment: In the section on “Federal Income Tax Consequences” on pages 20-22 of the Proxy/Prospectus, add disclosure that the Funds have capital loss carryforwards that will be of limited use.

  Response: The requested disclosure has been added.

10.     Comment: In the section on “Description of Securities to be Issued” on pages 22-25 of the Proxy/Prospectus, disclose (a) that the Northern Funds has two Boards, (b) whether the Boards have any members in common, and (c) whether each Board has the same powers.

  Response: The requested changes in response to (a) and (b) above have been made. The Registrant believes that the disclosure in the third paragraph of the section adequately describes the powers of the respective Boards.

11.     Comment: In the Pro Forma Schedule of Investments section in the Pro Forma Financial Statements included in the Statement of Additional Information, identify those portfolio securities that will be sold in connection with the reorganization or, in the alternative, include some type of disclosure as to such securities in the introduction to the Pro Forma Financial Statements.

  Response: The Registrant has added disclosure to the introduction to the Pro Forma Financial Statements that provides a percentage range of the securities included in the Schedule of Investments that will be sold as a result of the Reorganization.

12.     Comment: Please review the Proxy/Prospectus to ensure that it is written in plain English.

  Response: The Registrant has reviewed the Proxy/Prospectus and believes that it is written in plain English.

*    *    *    *    *

March 2, 2010

We trust that the foregoing responses adequately address your comments. Should you have any questions or additional comments, please feel free to contact me at 215-988-1137 or, in my absence, Julie Patel at 215-988-2887.

Sincerely yours,

/s/ Mary Jo Reilly

Mary Jo Reilly

MJR/pw

cc:	Craig Carberry, Esq.

Diana E. McCarthy, Esq.

Julie Patel, Esq.